# Nasdaq Regulation

**Nasdaq**

**Eun Ah Choi**
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

May 30, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 30, 2024, The Nasdaq Stock Market LLC (the "Exchange") received from NewtekOne, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

8.50% Fixed Rate Senior Notes due 2029

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

*Eun Ah Choi*